SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Carbon 612 Corporation

 (Name of Issuer)

Common stock, par value $0.001

 (Title of Class of Securities)

None

(CUSIP Number)

Ezra Green

Clear Skies Solar, Inc.

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

(516) 282-7652

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box      ..

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Clear Skies Solar, Inc. 30-0401535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.57%
14	TYPE OF REPORTING PERSON* CO

CUSIP No.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ezra Green
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.57%
14	TYPE OF REPORTING PERSON* IN

CUSIP No.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Pamela Newman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.57%
14	TYPE OF REPORTING PERSON* IN

CUSIP No.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gelvin Stevenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.57%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Carbon 612 Corporation, a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 200 Old Country Road, Suite 610, Mineola, NY 11501.

Item 2. Identity and Background.

This statement is being filed on behalf of Clear Skies Solar, Inc., a Delaware corporation (“Clear Skies”), and Clear Skies’ board of directors, consisting of Ezra Green, Pamela Newman, PhD, and Gelvin Stevenson, PhD (Mr. Green, Dr. Newman and Dr. Stevenson are collectively referred to as the “Directors”). Clear Skies is principally engaged in the business of design, integration and installation of solar energy systems. Mr. Green’s principal occupation is as the chief executive officer and chairman of Clear Skies. Dr. Newman’s principal occupation is as executive vice president and AON Corporation, which has its address at 200 East Randolph St., Chicago, IL 60601. Dr. Stevenson’s principal occupation is Program Director for the Center for Economic and Environmental Partnership (since 2002), consulting for the clean energy industry. Clear Skies’ business address is 200 Old Country Road, Suite 610, Mineola, NY 11501 . The names, business addresses and present principal occupation or employment of the directors and officers of Clear Skies are set forth in Annex I hereto. Each of the Directors and the persons listed on Annex I is a United States citizen.

During the past five years, neither Clear Skies any Director, nor any person listed on Annex I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Clear Skies was issued the 30,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $10. The source of funding for this purchase was through working capital.

Item 4. Purpose of Transaction.

The purpose of the transaction was the formation of a Clear Skies subsidiary, which would own the intellectual property rights relating to the XTRAX® remote monitoring system. CSS determined that, after it had largely completed development of the product, XTRAX® was ready for final independent testing and that funding for commercialization of XTRAX® could be more easily obtained if XTRAX® was in a separate corporate entity.

Item 5. Interest in Securities of the Issuer.

Clear Skies beneficially owns 30,000,000 shares of the Issuer’s common stock, which is equal to 65.57% of the Issuer’s outstanding Common Stock, based on 45,750,000 outstanding shares of Common Stock as of June 21, 2010. Clear Skies has the sole power to vote or dispose of all of its respective shares. The Directors have the shared right to control the voting and disposition of the 30,000,000 shares owned by Clear Skies and may be deemed the beneficial owners of the 30,000,000 shares of Common Stock owned by Clear Skies. Mr. Green, Dr. Newman and Dr. Stevenson each disclaim beneficial ownership of the shares of the Issuer owned by Clear Skies. Neither Clear Skies nor any Director has effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Clear Skies or any Director and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Stock Subscription Agreement, dated September 16, 2008, between the Issuer and Clear Skies (incorporated by reference from the Issuer’s Form 10 filed on February 3, 2010)
2	Joint Filing Agreement, among Clear Skies Solar, Inc., Ezra Green, and Pamela Newman, and Gelvin Stevenson, dated June 22, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

CLEAR SKIES SOLAR, INC.

Date: June 22, 2010	By:	/s/ Ezra Green
Name: Ezra Green
Title: President

Date: June 22, 2010		/s/ Pamela Newman
Pamela Newman

Date: June 22, 2010		/s/ Gelvin Stevenson
Gelvin Stevenson

Date: June 22, 2010		/s/ Ezra Green
Ezra Green

EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value per share, of Clear Skies Solar, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 22nd day of June, 2010.

CLEAR SKIES SOLAR, INC.

Date: June 22, 2010	By:	/s/ Ezra Green
Name: Ezra Green
Title: President

Date: June 22, 2010		/s/ Pamela Newman
Pamela Newman

Date: June 22, 2010		/s/ Gelvin Stevenson
Gelvin Stevenson

Date: June 22, 2010		/s/ Ezra Green
Ezra Green

ANNEX I

Information Concerning Officers and Directors of Clear Skies Solar, Inc.

The following are the name, present principal occupation or employment and past material occupations, positions or employment for at least the past five years for each director and executive officer of Clear Skies. Unless otherwise noted, the current business address for each person is 200 Old Country Road, Suite 610, Mineola, NY 11501. Each person is a citizen of the United States of America.

NAME and BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Ezra Green	Chief Executive Officer and Chairman of Clear Skies since December 2007. Founded Clear Skies Group, Inc. in 2003.
Arthur L. Goldberg

Chief Financial Officer, Vice President, Secretary and Treasurer of Clear Skies, which he joined in January 2008. From August 2007 to January 2008, he served as CFO of Milestone Scientific, Inc., a publicly traded company that had developed and markets a device for painless injections for both dental and medical purposes. Before that, from July 2006 to July 2007 he served as Chief Administrative and Financial Officer of St. Luke’s School, a private college preparatory school. Before working at St. Luke’s School Mr. Goldberg was a partner in the firm Tatum CFO Partners, LLP from March 1999 to June 2006.

Pamela Newman 200 East Randolph St., Chicago, IL 60601	Executive Vice President of AON Corporation since 1991.
Thomas J. Oliveri

President and Chief Operating Officer of Clear Skies since April 2008. Since 2006, Mr. Oliveri has led a corporate turnaround effort as the Head of the Equipment Flow division of Sulzer Metco, Inc., a worldwide leader in the thermal spray industry. From 1999 to 2006, Mr. Oliveri served in a variety of executive roles, eventually rising to CEO, at Global Payment Technologies, Inc., a currency validation manufacturer.

Gelvin Stevenson	Program Director for the Center for Economic and Environmental Partnership (since 2002), consults for the clean energy industry